Exhibit 21.1

CAI INTERNATIONAL, INC.

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction
CAI Chile S.p.A	Chile
CAI Consent Sweden AB	Sweden
CAI Intermodal LLC	Washington (U.S.A.)
CAI International GmbH	Germany
CAI Korea Yuhan Hoesa	South Korea
CAI Logistics Inc.	Delaware (U.S.A.)
CAI Luxembourg S.a r.l.	Luxembourg
CAI Rail Inc.	Delaware (U.S.A.)
CAI South Africa (Pty) Ltd	South Africa
CAL Funding II Limited	Bermuda
CAL Funding III Limited	Bermuda
Challenger Overseas LLC	New Jersey
Container Applications (Malaysia) SDN BHD	Malaysia
Container Applications (Singapore) Pte. Ltd.	Singapore
Container Applications International (Australia) Pty Ltd	Australia
Container Applications International (U.K.) Limited	United Kingdom
Container Applications International Ltd.	Japan
Container Applications Limited	Barbados
General Transportation Services, Inc.	Oregon
Hybrid Logistics, Inc.	Nevada
Sky Container Trading, Ltd.	United Kingdom